EXHIBIT 12
FERRO CORPORATION AND SUBISIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)	Six months ended
	June 30,
	2008	2007	2007	2006	2005	2004	2003

Earnings:
Income before income taxes	33,604	18,175	(109,318)	26,441	27,173	33,369	11,391
Fixed charges	30,359	34,511	67,208	73,127	50,531	45,392	46,720
Minority interest & affiliate earnings	210	(18)	(420)	(605)	(603)	(196)	(1,178)
Dividends from equity investees	—	—	1,485	1,590	1,069	5,292	1,358
Depreciation on interest capitalized	161	244	562	502	389	436	419
Less: Interest capitalization	(706)	(430)	(2,289)	(1,763)	(71)	(214)	(302)

Total Earnings	63,628	52,482	(42,772)	99,292	78,488	84,079	58,408

Combined fixed charges and preferred stock dividends:
Interest expense	27,243	31,732	59,690	64,427	46,919	41,993	43,106
Interest capitalization	706	430	2,289	1,763	71	214	302

Amoritzation of discounts and capitalized expenses of debt	1,903	1,897	3,809	5,843	2,945	2,399	2,225
Interest portion of rent expense	507	452	1,420	1,094	596	786	1,087

Total fixed charges	30,359	34,511	67,208	73,127	50,531	45,392	46,720
Preferred stock dividends	450	545	1,035	1,252	1,490	1,705	2,088

Combined fixed charges and preferred stock dividends	30,809	35,056	68,243	74,379	52,021	47,097	48,808

Ratio of earnings to fixed charges:
Total Earnings	63,628	52,482	(42,772)	99,292	78,488	84,079	58,408
Divided by: Total fixed charges	30,359	34,511	67,208	73,127	50,531	45,392	46,720

Ratio of earnings to fixed charges	2.10	1.52	—	1.36	1.55	1.85	1.25

Ratio of earnings to combined fixed charges and preferred stock dividends:
Total earnings	63,628	52,482	(42,772)	99,292	78,488	84,079	58,408
Divided by: Combined fixed charges and preferred stock dividends	30,809	35,056	68,243	74,379	52,021	47,097	48,808

Ratio of earnings to combined fixed charges and preferred stock dividends	2.07	1.50	—	1.33	1.51	1.79	1.20

Notes:
Total earnings were insufficient to cover the fixed charges for the year 2007 by $110.0 million, and were insufficient to cover combined fixed charges for the year 2007 by $111.0 million, primarily due to non-cash impairment charges of $128.7 million. Accordingly, such ratios are not presented.
Fixed charges are equal to interest expense (including amortization of deferred financing costs and costs associated with the Company’s asset securitization program), plus the portion of rent expense estimated to represent interest. Costs associated with the Company’s asset securitization programs were $3.7 million and $3.3 million for the six months ended June 30, 2008 and 2007, respectively, and $7.0 million, $5.6 million, $3.9 million, $2.4 million and $1.4 million for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, respectively.